ASPIRATION FUNDS
116 South Franklin Street
Rocky Mount, North Carolina 27804
 252-972-9922

October 29, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Aspiration Funds (File Nos. 333-192991 and 811-22922)
Ladies and Gentlemen,
In accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended, please find enclosed herewith copies of:
(1)	The current insured Fidelity Bond ("Insured Fidelity Bond") for the Trust;
(2)	The resolutions of a majority of the Board of Trustees who are not "interested persons" of the Trust approving the form, type, coverage and amount of the bond.
The premium that has been paid under the Insured Fidelity Bond covers the period of October 10, 2018 to October 10, 2019 for an aggregate coverage amount of $450,000.
If you have any questions concerning the foregoing, please contact the undersigned at 252-984-3802.

Yours truly,

/s/ Rob Schaaf
 Rob Schaaf

ASPIRATION FUNDS
CONSENT TO ACTION WITHOUT A MEETING
October 5, 2018
We, the undersigned, being the Board of Trustees of the Aspiration Funds (the "Trust"), a Delaware statutory trust, and acting by consent in lieu of a meeting pursuant to authority contained in the Declaration of Trust and Bylaws of the Trust, take the following actions on behalf of the Trust:
RESOLVED, that the Trust be named as an insured under the Investment Company Bond ("Bond") having an aggregate coverage of $450,000.00, issued by Travelers Insurance Company against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Trust from time to time, and containing such provisions as may be required by the rules promulgated under the Investment Company Act of 1940, as amended (the 1940 Act"); and
RESOLVED, that it is the finding of the Trustees and a majority of the Independent Trustees, voting separately, that the Bond is reasonable in form and amount, having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust's assets and the nature of the securities in the Trust's portfolio; and
RESOLVED, that the officers of the Trust are authorized and directed to file copies of the aforesaid Bond with the Securities and Exchange Commission, to take such actions and execute such documents as may be necessary to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act, and the rules and regulations thereunder; and
RESOLVED, that any and all action of the officers of the Trust in connection with issuance and amendment of the Bond are hereby approved, ratified, and confirmed in all respects.
This written consent may be executed in one or more counterpart signatures, each of which shall be deemed an original but all of which, when taken together, shall constitute one and the same original instrument.
The foregoing resolutions are effective as of the date first written above.

/s/ David Kingsdale
David Kingsdale
Independent Trustee

/s/ Coby King
Coby King
Independent Trustee

/s/ Charles Daggs
Charles Daggs
 Independent Trustee

/s/ Andrei Cherny
Andrei Cherny
Interested Trustee

/s/ Alexandra Horigan
Alexandra Horigan
Interested Trustee